Lang Michener LLP
Lawyers - Patent & Trade Mark Agents

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57683-13

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

November 26, 2008

VIA EDGAR
MAIL STOP 3720

The United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C.
USA 20549

Attention: Mr. Larry Spirgel, Assistant Director, Division of Corporation Finance

Dear Sirs/Mesdames:

BARK GROUP INC. (the “Company”)
Registration Statement on Form S-1
Amendment No. 5 Filed November 5, 2008
SEC File No. 333-150526

We write further to the telephone discussion between Mr. John Zitko and the writer on November 13, 2008 in connection with the Company’s Amendment No. 5 Registration Statement on Form S-1 (the “Form S-1/A5”) filed with the Commission on November 5, 2008. We understand based on this discussion that the Commission has no further comments except that the Form S-1/A5 be amended to include the Company’s interim financial statements for the period ended September 30, 2008 prior to the registration statement being declared effective. Accordingly, we submit herewith an Amendment No. 6 Registration Statement on Form S-1 (the “Form S-1/A6”) incorporating the Company’s interim financial statements for the period ended September 30, 2008 and related information, together with a red-line copy showing changes from the Form S-1/A5, for your review.

We confirm that we have forwarded two copies of the Form S-1/A6 and two copies of the Redline S-1/A6 to the Commission by over-night courier.

Bark Group Inc.

We look forward to receiving the Commission’s approval and consent for the filing of an acceleration request for effectiveness of the Company’s registration statement.

Thank you.

Yours truly,

/s/ Michael H. Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl

cc:	Christine Adams, Staff Accountant, Division of Corporation Finance

cc:	Bark Group Inc.
Attn.: Bent Helvang, Chairman, Anders Hageskov, President and CEO, and Ole Bjerre,
Chief Financial Officer